

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via E-mail
Jean-Georges Malcor
Chief Executive Officer
CGG
Tour Maine Montparnasse
33 avenue de Main
75015 Paris, France

      Re: CGG
              Registration Statement on Form F-4
              Filed July 3, 2014
              File No. 333-197261

Dear Mr. Malcor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Offer, page 44

Terms of the Exchange Offer, page 45

1.   We note your disclosure that you will return any outstanding notes not accepted for exchange as "promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the outstanding notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Extensions, Delay in Acceptance, Termination or Amendment, page 46

2.   We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of material change in the offer, including the waiver of material

condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

3. We note your statement that any "delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes." Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Undertakings

4. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibits

5. We note that United States counsel's opinion is limited to the federal law of the United States and the laws of the State of New York. However, we note that certain co-registrant guarantors are incorporated in the State of Delaware. Please ensure that you provide a legal opinion covering all relevant jurisdictions. See Section II.B.1.e of Staff Legal Bulletin No. 19.

6. Please ensure that your French, Dutch, Alberta, Oklahoma and Australian legal advisers opine as to whether you and/or the applicable Guarantor is validly existing. In that regard, it does not appear that the opinions filed as Exhibit 5.2, 5.3, 5.4, 5.6 and 5.8 cover this item.

7. Please have Dutch counsel revise its opinion included in Exhibit 5.3 to specifically cover the guarantees of the guarantor subsidiaries.

8. Please have counsel revise its opinion to delete assumptions that are readily ascertainable or assume any material facts, including:
   - Assumptions 4.5, 4.6, 4.7 and 4.9 of Exhibit 5.3;
   - Assumption (d) of Exhibit 5.4;
   - Assumptions (e) and (g) of Exhibit 5.5; and
   - Assumptions (e) and (g) of Exhibit 5.8.

9. Please have counsel revise its opinion to delete any limitation on reliance. In that regard, please revise:
   - Exhibits 5.1, 5.2 and 5.3 to remove the statement that "this communication is confidential and may be privileged or otherwise protected by work product immunity"; and

- Exhibits 5.4, 5.6 and 5.7 to remove the word "solely." Counsel must examine all documents necessary to render the required opinions.

See Section II.B.3.d of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director